UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MATCH GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

57665R106

(CUSIP Number)

Gregg Winiarski

Executive Vice President, General Counsel & Secretary

IAC/InterActiveCorp

555 West 18th Street

New York, NY 10011

Telephone: (212) 314-7300

Facsimile: (212) 314-7309

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

June 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) IAC/InterActiveCorp (59-2712887)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 210,840,410 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 210,840,410 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 210,840,410 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 84.5% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)         Reflects 921,008 shares of common stock, par value $0.001, of Match Group, Inc. (“Match Group”) and 209,919,402 shares of Class B common stock, par value $0.001, of Match Group beneficially owned by IAC/InterActiveCorp (in the case of the shares of Class B common stock, on an as converted basis into shares of common stock in accordance with their terms).

(2)         Assumes conversion of all shares of Class B common stock beneficially owned by IAC/InterActiveCorp into shares of common stock on a one-for-one basis.  Because each share of Class B common stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, IAC/InterActiveCorp may be deemed to beneficially own equity securities of Match Group representing approximately 98.2% of the total voting power of all classes of capital stock of Match Group, based on 39,615,473 and 209,919,402 shares of common stock and Class B Common Stock outstanding, respectively, on May 31, 2016. See Item 5.

Introductory Note

The Report on Schedule 13D relating to the common stock, par value $0.001 per share (“Company Common Stock”), of Match Group, Inc., a Delaware corporation (the “Company” or “Match Group”), initially filed by IAC/InterActiveCorp (“IAC”) with the Securities and Exchange Commission on April 14, 2016 (the “Initial Schedule 13D”) is hereby amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 1 to the Initial Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Initial Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Initial Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Employee Matters Agreement, dated as of November 24, 2015, by and between IAC and the Company, as amended effective as of April 13, 2016 (the “Employee Matters Agreement”), 106,190 and 273,396 shares of Company Common Stock were issued to IAC on May 10, 2016 and June 29, 2016, respectively, as reimbursement for shares of common stock, par value $0.001 of IAC (“IAC Common Stock”) issued in connection with the exercise and vesting of  IAC equity awards held by Match Group employees.

Item 4.   Purpose of Transaction.

The information set forth in the first four paragraphs of Item 4 of the Initial Schedule 13D is hereby amended and supplemented as follows:

The information contained in Items 5 and 6 of this Report on Schedule 13D is hereby incorporated by reference herein.

The Employee Matters Agreement provides that: (i) the Company will reimburse IAC for the cost of IAC equity awards held by the Company’s employees and former employees and that IAC may elect to receive payment either in cash or Company Stock and (ii) with respect to equity awards denominated in shares of certain subsidiaries of the Company, IAC may elect to cause such equity awards to be settled in either shares of IAC Common Stock or Company Common Stock and, to the extent that shares of IAC Common Stock are issued in settlement of such equity awards, the Company will reimburse IAC for the cost of such shares of IAC Common stock by issuing additional shares of Company Common Stock to IAC.  The shares of Company Common Stock reported herein were acquired for the purpose of increasing IAC’s investment in the Company, pursuant to the rights set forth in the Employee Matters Agreement and described in (i) immediately above.

Each share of Class B Common Stock, par value $0.001, of the Company (“Class B Common Stock”) held by IAC entitles IAC to ten votes on all matters on which the holders of the Class B Common Stock are entitled to vote and each share of Company Common Stock entitles IAC to one vote on all matters on which the holders of Company Common Stock are entitled to vote. Shares of Company Common Stock and Class B Common Stock vote together as a single class on all matters submitted to a vote of the Company’s stockholders. As a result, IAC beneficially owns shares of Company Common Stock and Class B Common Stock representing approximately 98.2% of the total voting power of all classes of the Company’s capital stock outstanding as of May 31, 2016.  Accordingly, IAC is in a position to control the outcome of substantially all matters requiring stockholder approval, including, but not limited, to the election of directors, mergers, and other business combinations. Subject to the fiduciary responsibilities of the directors of the Company, IAC, through his ability to control the outcome of any election of directors, is able to direct management policy, strategic direction and financial decisions of the Company.

IAC may, from time to time, depending on market conditions and other factors deemed relevant by IAC, acquire additional shares of Company Common Stock or Class B Common Stock. IAC reserves the right to, and may in the future choose to, take such actions as it deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market or in a private transaction, all or a portion of the shares of Company Common Stock or Class B Common Stock which IAC now owns or may hereafter acquire.

Item 5.   Interest in Securities of the Issuer.

The information set forth in paragraph (a) of Item 5 of the Initial Schedule 13D is hereby amended and supplemented as follows:

(a)                                 IAC beneficially owns 921,008 shares of Company Common Stock, representing approximately 2.3% of the outstanding shares of Common Stock. IAC also beneficially owns 209,919,402 shares of Class B Common Stock, representing 100% of the outstanding shares of Class B Common Stock.  In accordance with their terms, shares of Class B Common Stock are convertible into shares of Company Common Stock on a one-for-one basis, at any time at the election of IAC. On an as-converted basis, IAC is the beneficial owner of shares of Company Common Stock and Class B Common Stock representing approximately 98.2% of the total voting power of all classes of the Company’s capital stock and 84.5% of the total outstanding shares of the Company’s capital stock as of May 31, 2016.

Item 7.   Materials to be Filed as Exhibits.

99.1

Employee Matters Agreement, dated as of November 24, 2015, by and between IAC/InterActiveCorp and Match Group, Inc. (incorporated by reference to Exhibit 10.2 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2015 (File No. 000-20570)).

99.2

Amendment Number One to the Employee Matters Agreement, effective as of April 13, 2016, by and between IAC/InterActiveCorp and Match Group, Inc. (previously filed as Exhibit 99.2 to the Schedule 13D filed by IAC/InterActiveCorp with the Securities and Exchange Commission on April 14, 2016).

99.3

Investor Rights Agreement, dated as of November 24, 2015, by and between IAC/InterActiveCorp and Match Group, Inc. (incorporated by reference to Exhibit 10.3 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2015 (File No. 000-20570)).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: June 30, 2016

IAC/INTERACTIVECORP

/s/ GREGG WINIARSKI

	Name:	Gregg Winiarski
	Title:	Executive Vice President, General Counsel
& Secretary